

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 20, 2008

Timothy G. Byrd, Sr., CEO
Adino Energy Corporation
2500 City West Boulevard, Suite 300
Houston, TX 77042

> **Re:** **Adino Energy Corporation**
> **Form 8-K filed March 18, 2008**
> **File No. 333-74638**

Dear Mr. Byrd:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment(s).

Form 8-K filed March 18, 2008

1. Please revise your Form 8-K as follows:

   (a) Clearly identify the specific financial statements that should no longer be relied upon.

   (b) State how and when you intend to restate your financial statements that should no longer be relied upon. If you do not intend to restate all of the financial statements that should no longer be relied upon, provide us with your analysis to substantiate the nature and materiality of the improper accounting described in your filing.

   (c) State whether you provided your independent accountant with a copy of the disclosures you made and whether you requested your independent accountant to furnish to you as promptly as possible a letter addressed to us stating whether the independent accountant agrees with the statements made by you and, if not, stating the respects in which it does not agree. It is necessary for you to file an amended Form 8-K to include your independent accountant's letter as an exhibit no later than two business days after you receive the letter. Your Form 8-K is incomplete without this letter. Refer to the requirements of Item 4.02(c) to the instructions for Form 8-K.

2.   Tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods for which financial statements should no longer be relied upon in light of the improper accounting you have disclosed.

3.   We note that the Commission file number on your cover page is incorrect. The correct file number is 333-74638. Please correct this upon amendment and in other future filings.

You should file an amendment to the Form 8-K in response to these comments on or before five business days from the date of this letter.

If you have any questions, please call Sandy Eisen at (202) 551-3864 or me at (202) 551-3461.

Sincerely,

Chris White
Branch Chief